■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

July 9, 2010

Executive Summary

After a solid start to the year, domestic equity markets retrenched again in June following weaker performance in May. For the entire second quarter, major domestic equity indices declined in the neighborhood of -10 percent while fixed income securities rallied as investors turned defensive. Regarding the U.S. economy, the final estimate of first quarter U.S. real GDP growth was revised down to +2.7 percent from the previous estimate of +3.0 percent. Despite renewed concerns, on the part of some investors, that the U.S. economy is headed for greater weakness, we expect the recovery to continue at the same subpar pace we have been forecasting. In taxable fixed income portfolios, we are underweighted in U.S. Treasuries and we continue to maintain relatively short durations, as we believe that current U.S. Treasury yields are too low when considering the market's fear of another crisis and the positive underlying fundamental trends in the U.S. economy. Municipal portfolios are positioned at or longer than their respective benchmarks because of the attractive yields relative to Treasuries. Sit Investment Associates' domestic equity portfolios continue to emphasize the traditional growth sectors of healthcare and technology, as well as energy. In this month's equity strategy section, we highlight the producer manufacturing sector, which is also significantly weighted.

CURRENT CONDITIONS: SUBPAR RECOVERY STILL ON TRACK

After a solid start to the year, domestic equity markets retrenched again in June following weaker performance in May. For the first half of the year, the S&P 500 Index was down a little more than -6.5 percent. Large cap stocks performed best during the month as investors took shelter in more defensive names. On a year-to-date basis, small and medium capitalization stocks continued to outperform their larger cap brethren by a substantial margin.

Total Returns to 06/30/10	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Large Cap				
S&P 500 Index	-5.2%	-11.4%	-6.7%	14.4%
Dow Jones Ind'l Avg.	-3.4	-9.4	-5.0	18.9
Russell 1000 Index	-5.6	-11.4	-6.4	15.2
Small/Medium Cap				
NASDAQ OTC Comp.*	-6.5	-12.0	-7.0	14.9
S&P MidCap Index	-6.6	-9.6	-1.4	24.9
Russell 2000 Index	-7.7	-9.9	-1.9	21.5
Fixed Income				
Barclays Capital Agg. Index	1.6	3.5	5.3	9.5
Barclays Capital Muni Bond Index.	0.1	2.0	3.3	9.6

*price only

In fixed income markets, taxable bonds had a solid month as represented by the Barclays Capital Aggregate Index, which gained +1.6 percent in June and +3.5 percent in the second quarter. Treasury securities were in particular demand as fears of a double dip recession rose. Municipal bonds were roughly flat in June and gained +2.0 percent for the quarter. The above table summarizes major benchmark returns and additional details are shown in Exhibit A.

Large and small capitalization growth stocks outperformed their value counterparts in June, while mid cap growth stocks slightly lagged their value peers. For the quarter, small cap growth stocks outperformed small cap value, while the rest of the growth stock universe slightly lagged its peers.

Growth and Value Stock Total Returns to 06/30/10	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Large Cap				
Russell 1000 Growth	-5.5%	-11.7%	-7.6%	13.6%
Russell 1000 Value	-5.6	-11.1	-5.1	16.9
Mid Cap				
Russell Midcap Growth	-6.4	-10.2	-3.3	21.3
Russell Midcap Value	-6.1	-9.6	-0.9	28.9
Small Cap				
Russell 2000 Growth	-6.7	-9.2	-2.3	18.0
Russell 2000 Value	-8.7	-10.6	-1.6	25.1

The financial characteristics of stocks that outperformed in June were defensive in nature. Specifically, stocks with low earnings growth, low betas, large capitalizations, low price/earnings multiples, and high dividend yields performed best during the month. This was at least a partial reversal of the trends that have

been in place for most of this year. The details of internal stock market dynamics are shown in Exhibit B.

Regarding industry sector performance, using the broad Russell 3000 Index as the basis, 7 out of 18 groups outperformed in June. The 7 groups that outperformed in June had a combined index weight of 40.3 percent, up slightly from 39.8 percent in May, even though 9 out of 18 groups outperformed last month. On a year-to-date basis, transportation, consumer services, consumer non-durables, and producer manufacturing were the best performing sectors as shown in Exhibit C.

With respect to international equity market returns, expressed in U.S. dollar terms, the U.S. ranked 15th out of 33 markets through the first 6 months of the year compared to 27th out of 33 a year ago. On a regional basis, while every area experienced negative returns year-to-date, the Asia/Pacific region was notably stronger than the rest of the world. Four of the top five performing markets were in the Asia/Pacific region, and, moreover, only the top 5 markets had returns for the year-to-date period that were in positive territory, as shown in Exhibit D.

Turning to the U.S. economy, the final estimate of first quarter U.S. real GDP growth was revised down to a less than expected +2.7 percent from the previous estimate of +3.0 percent. Upward revisions to the change in business inventories, and residential investment were more than offset by downward adjustments to personal consumption expenditures (particularly services), nonresidential fixed investment, and net exports. The combination of these adjustments subtracted roughly $10 billion from real GDP. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in real GDP components are shown in Exhibit E.

DOLLARS (BIL) OF REAL GDP CHANGE

	2Q09 Final	3Q09 Final	4Q09 Final	1Q09 Final
Personal Con. Expenditures	-$20.2	$63.6	$36.9	$69.5
Nonresid. Fixed Invs.	-32.8	-19.4	16.5	7.1
Residential Invs.	-23.5	15.2	3.3	-9.7
Inventory Change	-46.3	21.0	119.5	60.9
Net Exports	56.1	-27.0	9.4	-25.0
Government	41.4	16.9	-8.6	-12.1
Residual	1.4	1.2	-0.5	2.7
Total	-$23.9	$71.5	$176.5	$89.1
% Change in Real GDP (ann.)	-0.7%	2.2%	5.6%	2.7%
% Change in Real Final Sales (ann.)	0.7%	1.5%	1.7%	0.8%
% Change in GDP Deflator (ann.)	0.0%	0.4%	0.5%	1.1%

Despite renewed concerns, on the part of some investors, that the U.S. economy is headed for greater weakness, we expect the recovery to continue at the same subpar pace we have been forecasting. Barring unforeseen exogenous forces, we do not believe the economy will experience a double dip recession. We expect the recovery to be led, as it has been, by consumption and business capital spending. Consumers continue to deleverage their household balance sheet from the highs reached a few years ago. This retrenchment, combined with the stubbornly slow

recovery of labor markets, will continue to keep consumer spending moderate, but because of its size, one of the positive elements of growth. The transition from government stimulus, used to boost the economy, back to organic growth is underway. As a result, we expect economic data to be fairly volatile for at least the next quarter or two.

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2008	Mar.	3.1%	3.0%	4.3%	0.8%
	June	4.2	6.3	4.7	0.5
	Sept.	2.5	3.2	2.9	-1.2
	Dec.	0.4	1.6	-1.6	-2.2
2009	Mar.	-2.2	1.0	-1.5	-1.7
	June	-2.6	-0.5	-2.0	-1.8
	Sept.	-2.3	1.2	-0.6	0.0
	Oct.	-2.0	1.4	0.7	0.6
	Nov.	-1.4	1.8	2.3	0.8
	Dec.	-0.6	2.5	3.9	1.7
2010	Jan.	1.1	2.4	3.3	1.2
	Feb.	2.0	3.2	3.4	1.5
	Mar.	2.9	3.9	4.3	2.2
	Apr.	2.6	3.0	4.4	2.4
	May	1.6	1.7	4.6	2.6

Regarding details of the important consumer sector, which makes up almost 70 percent of the economy, real personal consumption expenditures (PCE) increased +0.3 percent in the month of May after being flat in April. Our sensitivity analysis reveals that even if June PCE is unchanged on a monthly basis, the annualized quarterly change for the second quarter would still be a reasonably healthy +2.5 percent. If the monthly PCE figure for June increases +0.2 percent, the second quarter annualized change will be closer to +3.0 percent, as shown in the table below.

In the latest nonfarm payroll report, released on July 2nd, payrolls declined -125,000. However, the report was skewed by the decline in payrolls associated with temporary Census workers. If the impact of Census workers is excluded from the report, then 100,000 jobs were added to the private sector in June. The unemployment rate declined to 9.5 percent from 9.7 percent, but this was largely due to the workforce falling -652,000.

U.S. REAL PERSONAL CONSUMPTION
EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Sept. Proj.	9425.00	0.4%	9500.63	2.5%
Aug. Proj.	9425.00		9481.66	
July Proj.	9425.00		9462.74	
June Proj.	9425.00	2.5%	9443.85	2.8%
May 2010	9425.00		9425.00	
April 2010	9399.60		9399.60	
March 2010	9400.10	3.6%	9400.10	3.6%
Feb. 2010	9359.40		9359.40	
Jan. 2010	9317.30		9317.30	
Dec. 2009	9312.40	1.6%	9312.40	1.6%
Nov. 2009	9293.40		9293.40	
October 2009	9262.50		9262.50	
Sept. 2009	9236.50	2.8%	9236.50	2.8%
Aug. 2009	9304.40		9304.40	
July 2009	9216.80		9216.80	

June 2009	9201.30	-0.9%	0201.30	-0.9%
May 2009	9185.10		9185.10	

In the most recent data, wages were boosted by temporary Census workers. However, since the beginning of the year, wage increases have also occurred as companies have given their employees more work hours in lieu of hiring additional employees. This is certainly a near-term positive for consumer spending, but the economy will benefit more when firms have enough confidence in the recovery to actually hire additional workers.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), decreased by -0.2 percent in May. The core inflation rate, which excludes the more volatile food and energy sectors, increased +0.1 percent. Over the near term, the risks of deflation outweigh the risks of inflation. However, for the longer term, there is no question that investors will become very concerned about inflation once economic growth returns to levels which suggest that current highly accommodative monetary and fiscal policy should be reined in. Longer-term inflation trends are shown in the adjacent table and in Exhibit F.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +0.07 percent in June and has gained +2.4 percent on a year-over-year basis, as shown in Exhibit G. The dollar continues to enjoy its status as the safe-haven currency for the rest of the world, and, in the near term, may trend higher. However, the long-term outlook is less positive as the dollar will eventually be burdened by the looming twin deficits, namely, fiscal and trade.

In conclusion, despite a smattering of hiccups, we believe the economic recovery is continuing at the subpar pace we have been anticipating. We expect economic growth to soften in the latter half of the year as the transition away from government fiscal stimulus continues. Our quarterly estimates for economic growth result in an annual rate of real GDP growth of +2.8 percent in 2010. Our key economic and financial assumptions are contained in Exhibit H.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
December 2007	3.0%	1.6%	4.1%	2.4%
March 2008	6.7	4.8	4.0	2.4
June 2008	9.9	8.4	5.0	2.4
September 2008	-0.1	4.9	4.9	2.5
December 2008	-15.6	-7.8	0.1	1.8
March 2009	4.7	-5.6	-0.4	1.8
June 2009	5.6	5.2	-1.4	1.7
September 2009	0.5	3.1	-1.3	1.5
December 2009	0.0	0.2	2.7	1.8
January 2010	0.9	1.2	2.6	1.6
February 2010	0.8	0.8	2.1	1.3
March 2010	3.1	1.5	2.3	1.1
April 2010	2.4	1.7	2.2	0.9
May 2010	2.7	1.7	2.0	0.9

MONETARY POLICY AND FIXED INCOME STRATEGY: LOW INTEREST RATES LIKELY TO PERSIST

Interest rates declined during the second quarter and the yield curve flattened. Specifically, the 2-year maturity U.S. Treasury

note yield decreased to 0.60 percent, approximately -41 basis points lower than where it began, while the 30-year U.S. Treasury bond yield decreased to 3.89 percent, approximately -82 basis points lower than where it began.

The Barclays Aggregate Bond Index produced a positive return during the quarter of +3.5 percent, and just over +1.5 percent for the month. Longer duration sectors outperformed due to the overall decline in yields and the flattening of the yield curve. The corporate sector was the best performing sector, due to its longer duration. The industrial and utility sectors outperformed obligations from financial corporations, as mounting concern from investors regarding potential regulatory changes in financial markets caused financial sector spreads to widen. The U.S. Treasury sector was the second best performing sector, while the shorter duration mortgage-backed securities (MBS) and asset-backed securities (ABS) sectors both underperformed.

The decline in yields during the second quarter was initially fueled by an investor flight to quality in reaction to the potential default by Greece and the potential domino effect on the rest of Europe. Slowing economic growth in the U.S. further fueled the downward trend. Strong growth during the third and fourth quarters of 2009 and initial expectations of similar growth in 2010 had led investors to expect that the Federal Reserve could possibly raise short-term interest rates by the end of this year. However, this type of rapid growth is generally only experienced after a sharp contraction in economic activity and is unsustainable. As investor expectations have recently converged towards a more normalized +2 to +3 percent growth rate, pressure for the Fed to raise rates has been reduced. Looking forward, nonetheless, we believe that current U.S. Treasury yields are too low when considering the market's fear of another crisis and the positive underlying fundamental trends in the U.S. economy. As such, we are underweighted in U.S. Treasuries and we continue to maintain relatively short durations. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit I.

TOTAL RETURNS TO 06/30/10

BARCLAYS CAP INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
AGGREGATE	1.6%	3.5%	5.3%	9.5%
Treasury	1.9	4.7	5.9	6.7
Agency	1.2	2.5	3.8	5.8
Corporate	2.1	3.4	5.8	15.9
CMBS	1.9	2.8	12.1	30.5
Asset-Backed	1.5	2.5	4.8	12.9
Mortgage Pass-Through	1.2	2.9	4.6	7.6
5-Year Treasury	1.8	4.7	6.5	8.0

In contrast to taxable bonds, the tax-exempt municipal market was relatively stable during the second quarter. Yields, which had been steadily declining since mid-November, increased in June and ended the quarter just slightly lower than where they began. After reaching a year-to-date low of 5.04 percent in late May, the yield of the Bond Buyer 40-Bond Index rose to end the quarter at 5.16 percent. This end-of-the quarter yield level compared with a 5.26 percent Index yield at the beginning of the quarter and a 5.40 percent Index yield at the beginning of the year. With the sharp decline in Treasury yields in June, relative yield ratios of high grade municipals to Treasuries rose to the cheap end of their historical valuation ranges across the yield curve and suggest that tax-exempt municipals are currently attractively valued on a relative basis. The relative yield trends are shown in Exhibit J.

Positive funds flows into municipal bond funds continued to fuel price strength in tax-exempt bonds until turning negative in June. Investors had withdrawn money only twice before in 2010, on March 31 and April 14. As the new issuance calendar remains light and July is typically a heavy month for reinvestment, we expect the weakness in June to be temporary. Demand for tax-exempts has continued to benefit from the relative reduction in new issue supply that has resulted from the shift toward taxable Build America Bonds, the latter which has more than tripled in volume since one year ago. Year to date, approximately one-third of municipal new issuance has been taxable, compared to 13 percent one year ago. While stimulus bonds represented 60 percent of taxable issuance one year ago, they represented more than 80 percent as of June 30, 2010. Legislation remains in the works to expand the program and extend it for at least two years, although with a reduced rate of subsidy.

Despite the weakness in June, tax-exempt municipals provided strong returns during the second quarter. Longer-maturity bonds experienced the most price appreciation, while returns on shorter maturity tax-exempts were just slightly better than their coupon rates. In addition, lower-rated bonds outperformed, as credit spreads tightened in April and May. An exception to the latter was tobacco settlement revenue bonds, a number of which were downgraded to below investment grade by Fitch in late June due to projected shortfalls from declining consumption trends. Among other revenue bond sectors, hospitals and housing were the strongest performers for the quarter and year to date, followed closely by the transportation sector, while resource recovery bonds and prerefunded bonds underperformed due to their shorter durations.

TOTAL RETURNS TO 06/30/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	0.1%	2.0%	3.3%	9.6%
5-Year Municipal	0.3	1.7	2.5	6.9
Long (22+ years)	-0.2	2.4	4.5	15.0
Revenue	0.0	2.1	3.7	11.3
Electric	0.2	1.9	3.2	9.6
Hospital	0.4	2.5	4.9	13.8
Housing	0.2	2.4	4.4	11.1
IDR/PCR	-0.8	1.0	2.8	19.8
Transportation	0.1	2.3	3.9	11.1
Education	0.1	2.1	3.3	9.6
Water/Sewer	0.1	2.1	3.4	9.3
Resource Recovery	-0.4	1.3	2.2	8.4
Leasing	0.0	2.2	3.7	9.9
Special Tax	-0.1	2.0	3.5	10.3
General Obligation	0.1	2.2	3.4	8.9
Prerefunded	0.3	1.4	1.4	3.9
Insured	0.0	2.0	3.2	9.1
Muni AAA	0.2	1.8	2.3	6.6
Muni AA	0.1	1.9	3.0	8.4
Muni A	0.0	1.9	3.4	12.0
Muni Baa	-0.3	2.9	5.3	15.3

During April, both Moody's and Fitch Ratings began to "recalibrate" (upward) their credit ratings on municipal issuers to global ratings scales that are considered to be comparable to the agencies' respective corporate ratings scales with regard to default risk. As a result, the Barclays Municipal Index weight in Aaa-rated bonds increased from 12.2 percent to 15.8 percent and in Baa-rated bonds decreased from 13.2 percent to 8.5 percent. As mentioned last quarter, the municipal sectors

primarily affected by the recalibration were general obligation credits and their dependant obligations, sales tax and special tax obligations, and public higher education and essential service providers, such as utilities. Nonetheless, as shown in Exhibit K, the major structural shift in the municipal bond universe, as reflected in the Barclays Municipal Index, over the past two years was a result of the reduction in bond insurance; the insured (Aaa-rated) sector represented approximately 45 percent of the Barclays Municipal Index then, compared to 12 percent (Aa-rated) currently. While the insured category remains a significant, albeit Aa-rated, component of the Barclays Municipal Index, the impact of bond insurer's ratings downgrades and resultant reduction in the sources of possible credit enhancement has been most apparent in the new issue market; insured bonds represented less than 7 percent of new issuance volume year to date in 2010.

As of June 30, 2010, relative yield comparisons of high-grade tax-exempt municipals to Treasuries were cheaply-valued and the yield curve remained steep relative to historical comparisons. These conditions support our duration positioning in tax-exempt municipal portfolios being at or longer than their respective benchmarks. Although credit spreads for lower-rated bonds have narrowed substantially over the past year, we believe the absolute yields offered by these bonds remain attractive. While fiscal stresses continue to make headlines, these typically lag in the economic cycle and we expect that they should bottom as the recovery continues to make gradual progress. We believe that the tax-exempt yield curve will continue to flatten and that credit spreads on lower rated bonds will continue to narrow, particularly as investors seek alternatives to very low short-term yields. Diversification remains a key factor in managing risk.

FISCAL POLICY: FINANCIAL REGULATORY REFORM APPROVED IN CONFERENCE

The financial service reform bill known as the Dodd-Frank Wall Street Reform and Consumer Protection Act was approved by the House-Senate conferees and now awaits final passage. In general, the bill is expected to have a less onerous impact on the earnings of financial service companies than had been feared. However, there are aspects of the bill that are still in flux (e.g., the $19 billion implementation tax was stripped from the bill after it came out of conference early last week).

As is so often the case, the devil is in the details and many of the details will be determined by regulators over the next few years. Most of the provisions of the bill have long implementation periods stretching from 2012 to 2016, as shown in Exhibit L. The following is a brief summary of some of the key components of the bill:

Volcker Rule- This limits banks' proprietary trading, both by activity and size. The final details won't be known for at least another year and implementation will take several years beyond that. The money-center banks (Bank of America, Citigroup, JPMorgan Chase, Morgan Stanley) are most impacted by this provision.

Durbin Amendment- This empowers the Fed to set debit card interchange fees (the fee banks charge merchants for each consumer transaction). This will impact any bank with significant debit card business except those with assets less than $10 billion, which will be exempt.

Consumer Financial Protection Bureau- This agency will be set up inside the Fed and its director will be a Presidential appointee subject to approval by the Senate. The director will serve a five-year term. This agency will have authority over all consumer financial products. Clearly, the impact of this provision will largely depend on its appointed director.

Collins Amendment- This will prohibit banks with more than $15 billion in assets from using trust preferred securities (TruPS) as capital. Smaller banks will have their existing TruPS grandfathered. The implementation for this provision is quite long with the phase out beginning in 2013 and ending in 2016. This will impact banks of all sizes that currently have TruPS in their capital structure.

Clearly, the details and resulting full impact of this reform legislation will unfold rather slowly over a several year period. Estimates suggest that the earnings impact for financial institutions will range from 20 to 25 percent for the money-center banks on the high end, to mid-teens for the super-regional banks, to 10 percent or less for most of the smaller banks.

EQUITY INVESTMENT STRATEGY: REVIEW OF THE PRODUCER MANUFACTURING SECTOR

This month we review the producer manufacturing sector. Although our projections continue to call for a subdued economic recovery, we have continued to maintain a substantial commitment to the industrial sector across Sit Investment Associates' client portfolios. The financial backdrop for industrial companies has sharply improved over the last several years, due to a combination of headcount reductions (particularly during the recessions in 2001 and 2008), inventory management, outsourcing, and productivity gains. These factors have resulted in improved profitability and cash flow, along with a dramatic decrease in leverage as shown in Exhibit M. In addition, consolidation in many industries, combined with high raw materials costs, have led to a stable to rising pricing environment, following many years of deflation/disinflation in the 1980s and 1990s.

In terms of sector strategy, three themes underlie our investment emphasis within the industrial sector. First, we see continued strength in many industries linked to "infrastructure" spending throughout the world, particularly emerging markets. The continued industrialization and urbanization in developing economies (most notably China and India) have driven increased spending for basic requirements to support growth, including road building, rail construction, power generation, HVAC (heating, ventilation and air conditioning), and water/ wastewater services and treatment. In addition, elevated commodity prices and strong government fiscal positions have led to healthy economic conditions in commodity-rich countries in Africa, the Middle East, and South America. This "wealth effect" and government spending have also led to higher infrastructure spending in these regions. Emerson Electric, ABB, 3M, and United Technologies are among the companies with significant emerging market exposure.

Second, we are focused on companies that are leveraged to attractive end markets with above-average growth prospects. In this regard, we have emphasized firms with exposure to commercial aerospace, agriculture, industrial automation, and energy exploration. We believe commercial aerospace is particularly attractive, as aircraft backlogs stand at record levels (totaling at least $500 billion) at Boeing and Airbus (Exhibit N), providing excellent visibility for companies with exposure to the production cycle. In addition, air traffic has rebounded strongly and global load factors are near record highs, supporting growth to those firms providing maintenance and support. Examples of companies that are participating in the commercial aerospace recovery include Precision Castparts, Goodrich, Rockwell Collins, United Technologies, and Ametek.

The third element to our sector strategy relates to emphasizing companies with strong financial positions and management teams that are disciplined, proven acquirers. Several key factors are in place that should support sector M&A activity, including strong balance sheets and cash flow, more reasonable acquisition prices, and the fact that many corporations are trying to shift toward higher organic growth businesses. Many portfolio holdings have added significant value through M&A activity over the years, including Danaher, Emerson, Ametek, Precision Castparts, Idex, and Ametek.

The risk to our investment positions in this sector directly relates to trends in the global economy; a material reduction in our GDP forecast would clearly prompt a more cautious view on the industrials. In addition, a greater-than-expected slowdown in China would negatively impact earnings and investor sentiment on the group. While the industrial sector remains sensitive to global GDP, it is also important to note, however, that earnings for many capital goods companies appear to be far less volatile than in the past, due to the combination of balance sheet improvements (less financial leverage) and a reduction of fixed costs relative to variable costs (less operating leverage). In addition, many companies, such as Danaher and United Technologies, have focused on growing aftermarket/service revenues, which tend to be relatively predictable and generate attractive margins. Overall, fundamental changes and cyclical forces are likely to drive a solid year of earnings growth for capital goods companies, and, therefore, warrant a significant weighting within Sit Investment portfolio strategies. We have added to our industrial weightings during the recent market correction.

Sit Investment Associates' domestic equity portfolios also continue to emphasize the traditional growth sectors of healthcare and technology, as well as energy. Collectively, these holdings are characterized by above-average long-term earnings growth rates, along with relatively attractive valuations, as shown in Exhibit O.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	06/30/10	05/28/10	03/31/10	12/31/09	06/30/09	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	9774.02	10136.63	10856.63	10428.05	8447.00	-3.6%	-10.0%	-6.3%	+15.7%
S&P 500	1030.71	1089.41	1169.43	1115.10	919.32	-5.4	-11.9	-7.6	+12.1
NASDAQ OTC Composite	2109.24	2257.04	2397.96	2269.15	1835.04	-6.5	-12.0	-7.0	+14.9
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.60	0.77	1.02	1.14	1.11	-17 b.p.	-42 b.p.	-54 b.p.	-51 b.p.
5-Year Notes	1.77	2.09	2.54	2.68	2.56	-32	-77	-91	-79
10-Year Notes	2.93	3.29	3.83	3.84	3.53	-36	-90	-91	-60
30-Year Bonds	3.89	4.21	4.71	4.64	4.33	-32	-82	-75	-44
AA INDUSTRIAL									
Intermediate Maturity	3.83	4.19	4.53	4.59	4.93	-36	-70	-76	-110
Long Maturity	5.09	5.37	5.66	5.59	5.93	-28	-57	-50	-84
MORTGAGES									
Current Coupon GNMA (4.50%)	3.72	4.04	4.38	4.52	4.58	-32	-66	-80	-86
MUNICIPALS									
Bond Buyer 40-Bond Index	5.16	5.07	5.26	5.40	5.41	+9	-10	-24	-25
SHORT TERM									
Fed Funds	0.15	0.20	0.16	0.10	0.19	-5	-1	+5	-4
Primary Discount Rate *	0.75	0.75	0.75	0.50	0.50	--	--	+25	+25
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.18	0.16	0.15	0.06	0.18	+2	+3	+12	--

* Primary Credit Discount Rate; effective 1/9/03.

E-06/10 063010
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2007 to December 31, 2008			December 31, 2008 to December 31, 2009			December 31, 2009 to June 30, 2010			May 31, 2010 to June 30, 2010		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	-47.5	-49.9	-42.8	52.8	54.6	32.7	-9.5	-1.5	-0.4	-5.7	-6.5	-6.4
Quintile 2	-39.1	-38.9	-37.8	40.1	39.8	34.7	-8.3	-1.6	-3.6	-7.9	-7.2	-7.6
Quintile 3	-40.2	-42.9	-29.8	27.3	38.8	31.5	-6.0	-8.5	0.3	-6.7	-7.1	-8.5
Quintile 4	-34.0	-37.2	-31.5	10.2	35.4	23.7	-2.6	0.8	-2.8	-3.2	-5.4	-8.4
Quintile 5 (Lowest)	-24.3	-35.7	-25.4	21.3	33.1	12.4	-7.0	1.1	-1.6	-2.5	-4.8	-6.9
BETA SECTORS												
Quintile 1 (Highest)	-57.9	-53.0	-43.8	51.7	77.0	68.8	-3.9	-2.4	-4.4	-8.3	-10.0	-13.3
Quintile 2	-49.2	-46.4	-37.3	35.9	53.6	34.0	-6.8	-3.1	-2.4	-7.1	-8.7	-8.7
Quintile 3	-39.4	-39.8	-34.7	37.2	43.4	30.6	-7.1	-4.8	-2.1	-4.9	-5.9	-7.2
Quintile 4	-25.6	-39.1	-28.0	25.4	35.4	17.9	-7.8	0.4	-0.3	-3.6	-4.1	-5.9
Quintile 5 (Lowest)	-26.3	-31.7	-27.9	9.8	17.2	10.9	-8.5	-0.6	-1.3	-2.1	-1.9	-3.7
MARKET CAP												
Quintile 1 (Highest)	-32.7	-39.0	-25.4	6.4	25.5	6.8	-11.0	-5.5	-7.0	-4.4	-5.5	-6.9
Quintile 2	-33.1	-45.0	-35.1	30.1	31.0	18.3	-7.1	-1.4	-1.6	-4.3	-6.2	-7.6
Quintile 3	-39.5	-42.2	-32.6	19.5	40.3	29.7	-7.7	-1.1	0.9	-6.1	-6.1	-7.5
Quintile 4	-38.5	-41.0	-35.1	34.0	36.7	37.0	-5.9	-1.9	-1.7	-5.3	-6.4	-7.6
Quintile 5 (Lowest)	-41.6	-40.5	-40.1	46.2	70.9	45.4	-1.6	-0.3	0.1	-6.0	-7.0	-8.8
P/E SECTORS												
Quintile 1 (Highest)	-45.2	-45.8	-37.2	40.5	38.5	20.5	-5.9	-0.5	-2.6	-5.6	-6.6	-6.7
Quintile 2	-28.6	-32.8	-32.4	7.7	27.6	10.4	-8.3	-3.3	-2.3	-5.5	-6.1	-7.0
Quintile 3	-35.7	-35.5	-26.4	19.1	30.4	20.8	-4.7	-2.3	0.5	-5.8	-6.0	-6.6
Quintile 4	-34.4	-40.6	-28.6	30.6	39.5	34.0	-7.6	0.6	-0.6	-3.2	-4.7	-7.5
Quintile 5 (Lowest)	-34.6	-50.0	-39.7	36.0	68.1	57.0	-6.8	-4.6	-4.1	-5.8	-7.8	-10.5
No Earnings	-79.0	-55.3	-43.9	12.2	23.5	1.4	-18.8	-18.5	-12.4	-11.0	-10.5	-12.3
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	-38.8	-35.6	-34.6	15.5	30.1	26.4	-5.0	0.0	3.6	-0.9	-2.6	-3.3
Quintile 2	-25.7	-36.8	-16.8	20.2	35.1	6.6	-2.6	-1.6	2.1	-4.4	-3.1	-4.8
Quintile 3	-31.7	-39.1	-26.3	18.6	30.4	5.9	-9.7	-1.4	-2.6	-6.2	-7.6	-6.8
Quintile 4	-44.6	-47.2	-24.6	24.9	30.7	10.5	-8.0	-0.3	-1.3	-7.5	-6.9	-8.0
Quintile 5 (Lowest)	-43.9	-47.4	-39.3	28.9	32.2	11.7	-9.7	-2.8	-3.0	-7.7	-8.6	-10.0
UNIVERSE	-36.9	-41.5	-33.8	26.6	40.5	27.1	-6.7	-2.1	-2.0	-5.2	-6.3	-7.8

*Dividend Yield Sector Returns exclude non-dividend payers

Source: FactSet Research Systems, June 30, 2010

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP
RUSSELL 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2008 Return	Year 2008 Rank	Year 2009 Return	Year 2009 Rank	Year-to-Date Return	Year-to-Date Rank	June 2010 Return	June 2010 Rank
NON-ENERGY MINERALS	1.4	-52.6	17	49.0 *	4	-11.0	15	-8.9	16
PRODUCER MANUFACTURING	**8.0**	**-44.8**	**14**	**25.0**	**11**	**-1.0 ***	**4**	**-7.1**	**12**
ELECTRONIC TECHNOLOGY	10.9	-44.6	13	65.9 *	1	-5.6 *	8	-5.7 *	7
CONSUMER DURABLES	1.5	-49.7	15	50.0 *	3	-3.7 *	7	-12.9	18
ENERGY MINERALS	8.1	-29.6 *	5	10.5	18	-11.7	16	-6.5	9
PROCESS INDUSTRIES	2.9	-41.7	11	46.4 *	5	-10.6	14	-6.2	8
HEALTH TECHNOLOGY	9.7	-18.5 *	2	17.1	14	-8.1	13	-1.5 *	4
CONSUMER NON-DURABLES	**8.0**	**-18.2 ***	**1**	**20.7**	**13**	**-0.3 ***	**3**	**-1.4 ***	**3**
INDUSTRIAL SERVICES	2.4	-54.4	18	45.8 *	6	-11.8	17	-3.9 *	5
COMMERCIAL SERVICES	1.7	-40.2	10	29.0 *	10	-6.0 *	10	-7.0	11
TECHNOLOGY SERVICES	6.2	-40.1	9	57.5 *	2	-16.4	18	-7.5	14
HEALTH SERVICES	2.6	-42.0	12	35.9 *	8	-3.3 *	6	-4.6 *	6
CONSUMER SERVICES	**5.5**	**-37.6**	**8**	**37.7 ***	**7**	**-0.2 ***	**2**	**-7.2**	**13**
RETAIL TRADE	5.6	-25.1 *	4	33.2 *	9	-6.0 *	9	-11.2	17
TRANSPORTATION	**2.0**	**-21.0 ***	**3**	**21.0**	**12**	**1.5 ***	**1**	**-7.7**	**15**
UTILITIES	3.8	-30.5 *	6	13.8	17	-6.2	11	-0.7 *	2
FINANCE	**16.9**	**-49.8**	**16**	**14.2**	**15**	**-3.1 ***	**5**	**-7.0**	**10**
COMMUNICATIONS	2.9	-33.8 *	7	14.2	16	-7.3	12	-0.6 *	1
UNIVERSE (RUSSELL 3000)	100.0	-37.3		28.2		-6.1		-5.8	
Groups Outperforming (cap weighted) to Total Groups		7/18		10/18		10/18		7/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

G:\Support\Exhibits\E-06/10

Exhibit D

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 15th Out of 33 World Equity Markets
Year-to-Date Through June 30, 2010

PERFORMANCE IN U.S. DOLLARS				
	DJ Global,	Change from		6/30/2010
	Indexes, US$	12/31/2009		Country
Country	on 6/30/10	points	percent	Rank
Australia	323.29	-66.43	-17.05%	24
Austria	195.81	-58.08	-22.88%	27
Belgium	282.87	-40.76	-12.59%	18
Brazil	1509.81	-279.67	-15.63%	21
Canada	411.38	-22.50	-5.19%	11
Chile	535.02	19.46	3.77%	5
Denmark	434.95	-0.11	-0.03%	6
Finland	687.30	-155.82	-18.48%	25
France	218.69	-67.30	-23.53%	28
Germany	220.40	-44.54	-16.81%	23
Greece	80.46	-77.16	-48.95%	33
Hong Kong	394.28	-26.48	-6.29%	14
Indonesia	173.99	21.92	14.41%	2
Ireland	174.57	-42.35	-19.52%	26
Italy	117.82	-48.15	-29.01%	31
Japan	78.66	-1.98	-2.46%	9
Malaysia	204.73	17.80	9.52%	4
Mexico	484.53	-11.36	-2.29%	8
Netherlands	235.59	-46.08	-16.36%	22
New Zealand	147.32	-26.63	-15.31%	20
Norway	262.17	-81.81	-23.78%	29
Philippines	190.15	24.15	14.55%	1
Portugal	150.51	-60.06	-28.52%	30
Singapore	264.05	-2.23	-0.84%	7
South Africa	301.98	-18.68	-5.83%	13
South Korea	224.43	-12.31	-5.20%	12
Spain	246.47	-128.16	-34.21%	32
Sweden	397.31	-13.36	-3.25%	10
Switzerland	466.50	-47.67	-9.27%	16
Taiwan	139.79	-18.89	-11.90%	17
Thailand	107.67	10.51	10.82%	3
United Kingdom	168.18	-29.96	-15.12%	19
United States	256.83	-19.74	-7.14%	15 ←
COMPOSITE INDICES				
Latin America	691.81	-91.06	-11.63%	
Western Europe	216.79	-47.45	-17.96%	
Asia/Pacific	116.52	-6.53	-5.31%	
World (ex U.S.)	178.06	-23.03	-11.45%	

Source: FactSet Research Systems, June 30, 2010

G:\Support\Exhibits\E-06/10

Exhibit E

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008	1st Qtr. 2009	2nd Qtr. 2009	3rd Qtr. 2009	4th Qtr. 2009	1st Qtr 2010
Personal Consumption Expend.	2.8%	2.7%	2.0%	0.9%	0.6%	-0.7%	-1.8%	-1.5%	-1.7%	-0.2%	1.0%	1.6%
Non-Residential Fixed Invest.	5.5	6.8	7.9	7.3	4.8	0.9	-6.0	-17.4	-19.7	-19.6	-14.1	-2.2
Residential Investment	-17.5	-17.9	-20.5	-23.5	-24.2	-22.6	-21.0	-23.9	-25.6	-18.9	-12.6	-4.0
Inventory Change (2)	--	--	--	--	--	--	--	--	--	--	++	++
Net Exports (3)	6.8	15.6	18.8	21.8	30.3	24.9	16.5	29.8	30.6	25.4	26.1	3.5
Exports	6.6	11.0	10.2	9.3	11.0	5.4	-3.4	-11.6	-15.0	-10.7	-0.7	11.5
Imports	2.0	1.7	0.9	-0.8	-1.9	-3.3	-6.8	-16.2	-18.5	-14.0	-6.6	8.3
Government Spending	1.5	2.3	2.5	3.1	2.9	3.2	3.1	1.7	2.5	1.9	1.3	1.5
Total Real GDP	1.9%	2.7%	2.5%	2.0%	1.6%	0.0%	-1.9%	-3.3%	-3.8%	-2.6%	0.1%	2.4% ←
Memo												
Total GDP Less Housing and Autos	3.0	4.0	3.9	3.6	3.3	1.6	-0.3	-2.0	-2.7	-2.1	0.4	2.6
Pers. Cons. Exp. Plus Res. Invs.	1.3	1.2	0.5	-0.6	-0.9	-2.0	-2.8	-2.6	-2.9	-1.0	0.4	1.4
After-tax Corporate Profits	-0.2	-3.7	1.7	1.5	-4.9	-3.5	-38.2	-24.8	-19.2	-7.7	51.8	45.9

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 25, 2010

Exhibit F

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +2.0%
Core: +0.9%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +5.3%
Core: +1.3%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

Source: Bureau of Labor Statistics and Bloomberg, June 2010

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2007			2008			2009			2010		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	82.45	-2.3%	1.0%	73.13	-11.3%	-11.5%	81.27	11.1%	29.4%	73.81	-9.2%	-7.3%
February	82.15	-3.5	2.2	72.65	-11.6	-12.7	83.40	14.8	25.2	75.49	-9.5	0.4
March	81.30	-4.4	-0.9	70.34	-13.4	-14.7	84.01	19.4	22.3	75.18	-10.5	3.0
April	79.94	-4.8	-6.0	70.42	-11.9	-9.8	82.47	17.1	4.5	75.35	-8.6	6.9
May	79.29	-1.8	-5.6	70.73	-10.8	-4.4	79.07	11.8	-9.6	78.44	-0.8	16.6
June	79.04	-3.2	-4.8	71.37	-9.7	-6.5	77.18	8.2	-9.2	79.00	2.4	15.7
July	77.60	-5.4	-11.8	70.84	-8.7	-6.3	76.62	8.2	-11.4			
August	77.63	-4.5	-11.1	74.06	-4.6	3.9	75.35	1.7	-19.3			
September	76.03	-7.0	-13.1	75.58	-0.6	14.9	74.07	-2.0	-23.6			
October	74.05	-10.2	-14.9	80.64	8.9	29.0	72.83	-9.7	-23.4			
November	72.31	-11.4	-17.7	83.04	14.8	34.8	72.43	-12.8	-16.8			
December	73.78	-8.9	-13.3	80.90	9.7	26.7	73.27	-9.4	-10.2			
Average	77.87	-5.6		74.47	-4.4		77.66	4.3		76.21	-1.9	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (5/17/10): Euro Area: 17.8% Canada: 14.7% Japan: 8.3% U.K.: 4.1% Switzerland: 1.5% Australia: 1.3% Sweden: 1.0%

Currency Appreciation (Y-T-D through 6/30/10): Euro Area: -14.2% Canada: -1.4% Japan: 5.2% U.K.: -7.5% Switzerland: -3.9% Australia: -5.2% Sweden: -7.7%

SOURCE: FEDERAL RESERVE BOARD

Exhibit H

■ Sit Investment Associates ■

Economic Assumptions

	2008				2009				2010			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.7	1.5	-2.7	-5.4	-6.4	-0.7	2.2	5.6	2.7	2.7	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	-27.1	-41.2	-35.8	-397.3	-51.6	5.1	51.7	165.3	132.8	19.3	15.3	10.2
Consumer Price Index (Year-over-Year)	4.1	4.4	5.3	1.6	0.0	-1.1	-1.6	1.5	2.4	1.9	1.7	2.2
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	5.0	5.3	6.1	7.0	8.2	9.3	9.6	10.0	9.7	9.7	9.7	10.0
Prime Rate	6.2	5.1	5.0	4.1	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	2.1	1.6	1.5	0.3	0.2	0.2	0.2	0.1	0.1	0.2	0.4	0.9
10-year Treasury Bonds-Yield	3.7	3.9	3.8	3.2	2.7	3.3	3.5	3.5	3.7	3.5	3.3	4.1

Source: Sit Investment Associates, Inc., July 2, 2010

G:\Support\Exhibits\E-06/10

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM JUNE 30, 2010

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-4.8%	4.00%	-5.9%	5.00%	-2.2%
Present YTM 060%	Most Likely	2.00	-2.4	2.75	-3.6	4.50	-1.9
	Optimistic	0.50	0.5	2.25	-2.6	3.00	-0.9
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-9.1	4.75	-11.3	5.50	-3.7
Present 1.77%	Most Likely	3.00	-4.8	3.50	-6.1	4.75	-2.6
	Optimistic	1.50	2.2	2.75	-2.8	3.50	-0.8
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-12.9	5.25	-14.9	6.00	-4.8
Present 2.93%	Most Likely	4.25	-9.2	4.50	-9.6	5.25	-3.0
	Optimistic	2.25	7.5	3.75	-3.8	4.00	0.1
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-21.6	6.00	-25.3	6.50	-8.0
Present YTM 3.89%	Most Likely	4.75	-11.7	5.25	-16.5	5.50	-3.9
	Optimistic	3.50	9.2	4.50	-6.1	4.50	0.7

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

Exhibit J

■ Sit Investment Associates ■

High Grade Tax-exempt Municipal Relative Yield Ratios to Treasuries

As of July 1, 2010



5Y AAA/Treasury Curve
220
200
180
160
140
120
100
80
60
1990
1995
2000
2005
2010

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	5Y AAA/Treasury Curve	85.338	58.516	12/31/2009	220.228	12/16/2008	77.493	11.266	1.577



10Y AAA/Treasury Curve
180
160
140
120
100
80
1990
1995
2000
2005
2010

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	10Y AAA/Treasury Curve	94.282	69.008	05/08/1985	186.383	12/18/2008	81.882	8.955	1.038



30Y AAA/Treasury Curve
200
180
160
140
120
100
80
1990
1995
2000
2005
2010

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	30Y AAA/Treasury Curve	103.705	77.367	05/17/1985	208.540	12/18/2008	90.116	11.129	0.908

Source: Barclays Capital Live, July 2, 2010

G:\Support\Exhibits\E-06/10

Exhibit K

■ Sit Investment Associates ■

Quality Shifts in the Municipal Bond Universe



Barclays Municipal Index - Quality Distribution Changes
% of Index
100
90
80
70
60
50
40
30
20
10
0
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
24.5
44.8 INS
16.8
8.9
5.0
24.2
45.3 INS
18.6
7.1
4.8
24.2
44.6 INS
18.7
7.4
5.1
23.9
33.9 INS
24.2
12.9
5.1
23.0
11.9 INS
39.6
19.3
6.2
23.0
11.9 INS
40.3
19.1
5.8
22.9
13.1 INS
40.2
18.2
5.6
21.8
12.1 INS
36.4
22.2
7.5
20.5
11.6 INS
36.1
23.9
7.9
19.0
11.8 INS
35.9
20.7
12.6
18.9
11.9 INS
36.4
20.9
12.3
12.2
11.9 INS
39.9
22.8
13.2
15.8
11.8 INS
41.8
22.1
8.5
BAA
A
AA
INS Aa3/AA-*
INS AAA*
AAA

* As of 1/19/10, the Barclay's Insured Index will no longer be a AAA rated index. Barclays will allow monoline insurers of at least Aa3/AA- ratings from Moody's, S&P or Fitch (based on the middle/consensus of 3, lower of 2 ratings or the single rating). The returns universe began reflecting these changes on 2/1/10. Previously, the Insured Index contained bonds that were rated by a monoline insurer that was AAA rated by at least 1 of the 3 agencies and the bond was AAA rated by at least one rating agency. Effective 2/24/10, Fitch withdrew its ratings on Assured Guaranty and its related entities.

Source: Barclays Capital Live, July 1, 2010

G:\Support\Exhibits\E-06/10

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

TIMELINE FOR FINANCIAL SERVICES REFORM IMPLEMENTATION


Volcker
Enactment
Study
Rulemaking
Effective Date
Compliance
July, 2010
January, 2011
September, 2011
July, 2012
July, 2014 (potential for up 3 year extension)
Derivatives
2012: Effective Date for Banks to set up separately capitalized swap subsidiary
2012-2014: Transition period to move derivatives to new subsidiary
2015: Optional Transition Period
Capital Requirements (TruPS treatment)
Applies to banks with assets > $15 bn
Phase out period begins 2013
TruPS excluded from Tier 1 capital 2016
Regulatory Assessment
$19 billion bill cost
September 2012
September 2013
September 2014
September 2015

SOURCE: GOLDMAN SACHS GLOBAL INVESTMENT RESEARCH, JUNE 28, 2010

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

STRUCTURAL IMPROVEMENTS IN U.S. INDUSTRIALS


Net Debt to Capitalization
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
47%
29%
24%
2000
2005
Current


Free Cash Flow ($ Million)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$328
$574
$892
2000
2005
Current


Sales per Employee ($ Thousand)
$300
$250
$200
$150
$100
$50
$0
$174
$208
$239
2000
2005
Current


FCF Margin
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.0%
6.9%
11.1%
2000
2005
Current

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2010

G:\Support\Exhibits\E-06/10

Exhibit N

■ Sit Investment Associates ■

Strong Outlook for Commercial Aerospace

Record Backlogs Leading to Steady Increase in Deliveries


Total Year End Backlog: Boeing vs Airbus, 1965-2009
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1965
1968
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
Boeing
Airbus

Source: Jet Information Services, Company Reports, Speed News, June 2010


Aircraft Deliveries- Commerical
Civil Aircraft
1,400
1,200
1,000
800
600
400
200
-
2003
2004
2005A
2006A
2007A
2008A
2009E
2010E
2011E
2012E
2013E

Source: Bank of America/Merrill Lynch, June 2010

Traffic has Rebounded

International Air Traffic Growth and Load Factor (Passenger)


Traffic Growth
15%
10%
5%
0%
-5%
-10%
-15%
82%
80%
78%
76%
74%
72%
70%
Load Factor
May-06
Nov-06
May-07
Nov-07
May-08
Nov-08
May-09
Nov-09
May-10
Traffic Growth
Load Factor

Source: UBS Research, June 2010


International freight traffic (FTK)
Freight traffic, a 3-month leading indicator of passenger, has recoverd strongly
40%
30%
20%
10%
0%
-10%
-20%
-30%
International Freight Traffic (yoy growth)
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: IATA, April 2010

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS

JUNE 30, 2010

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2009 Projected Gain	+20.8%	+26.9%	+26.5%	+18.5%	+27.1%	32.2%	43.7%
2010 Projected Gain	+20.0%	+21.3%	+23.8%	+16.3%	+15.5%	15.2%	16.0%
5-Year Projected Growth	+13.3%	+14.9%	+17.0%	+10.7%	+12.8%	8.0%	8.0%
Dividend Yield							
Equities Only	+1.7%	+0.8%	+0.5%	+3.0%	+1.7%	2.2%	2.2%
Total Fund	+1.7%	+0.7%	+0.5%	+2.9%	+1.7%	2.2%	2.2%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.0%	+15.6%	+17.6%	+13.7%	+14.5%	10.2%	10.2%
Wtd Avg Price/Earnings Ratio [2]							
2009 Calendar P/E	15.4x	20.3x	23.9x	13.3x	15.1x	15.3x	12.6x
2010 Calendar P/E	12.2x	15.5x	17.4x	11.2x	13.1x	13.3x	10.9x
Median Price/Earnings Ratio [2]							
2009 Calendar P/E	14.1x	16.4x	17.9x	12.9x	14.4x	N/A	13.7x
2010 Calendar P/E	12.2x	12.9x	14.2x	11.3x	12.4x	N/A	11.8x
Average P/E-to-5-Year Earnings Growth Ratio							
2009 Calendar PEG	1.2x	1.4x	1.4x	1.2x	1.0x	1.9x	1.6x
2010 Calendar PEG	0.9x	1.0x	1.0x	1.0x	0.9x	1.7x	1.4x
Wtd Avg Mkt Cap ($ Million)	$63,296	$9,877	$3,091	$58,144	$68,281	$74,018	$74,018

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis
Median P/E is calculated using bottom up earnings estimates from First Call

SOURCE: FACTSET RESEARCH SYSTEMS, RUSSELL INVESTMENTS AND SIT INVESTMENT ASSOCIATES, INC.